November 7, 2008



Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

RE: SEC letter dated October 7, 2008 regarding the Form 10-K for the Fiscal Year Ended December 31, 2007 filed March 28, 2008 and the Form 10-Q for the Three Months Ended March 31, 2008 filed May 9, 2008 by Conseco, Inc. (File No. 001-31792)

Dear Mr. Rosenberg:

The following information is provided in response to the comments in your letter dated October 7, 2008:

Form 10-Q - March 31, 2008
--------------------------

Part 1 - Financial Information
------------------------------

Item 1. Financial Statements
----------------------------

Notes to Consolidated Financial Statement
-----------------------------------------

Fair Value Measurements, page 35
--------------------------------

         Staff comment: "Refer to your response to comment one. Regarding your disclosure about your use of brokers or pricing services to assist you in determining fair values, please revise your disclosure to address, as applicable in Management's Discussion and Analysis, the following:

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
November 7, 2008
Page 2


     a. The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

     b. The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

     c. Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

     d. The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

     e.   Whether the broker quotes are binding or non-binding; and

     f. The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy."

     Response: Please refer to Exhibit 1-1, attached, for representative revisions to our disclosures. We will present a similar disclosure in our future filings, commencing with our Form 10-Q for the quarterly period ended September 30, 2008.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
November 7, 2008
Page 3


In connection with responding to your comments, the Company provides specific acknowledgment of the following:

     o The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

     o Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call me at (317) 817-6144.

Very truly yours,

/s/ John R. Kline
-----------------

John R. Kline
Senior Vice President and
   Chief Accounting Officer

                                   Exhibit 1-1

                      Representative Disclosure Related to
                         Determination of Fair Value of
                            Fixed Maturity Securities

                      Representative Disclosure Related to
                         Determination of Fair Value of
                            Fixed Maturity Securities


                             FAIR VALUE MEASUREMENTS

     Effective January 1, 2008, we adopted SFAS 157 which clarifies a number of considerations with respect to fair value measurement objectives for financial reporting and expands disclosures about the use of fair value measurements. SFAS 157 is intended to increase consistency and comparability among fair value estimates used in financial reporting. The disclosure requirements of SFAS 157 are intended to provide users of financial statements with the ability to assess the reliability of an entity's fair value measurements. The initial adoption of SFAS 157 resulted in a charge of $1.8 million to net income (after the effects of the amortization of insurance acquisition costs and income taxes) in the first quarter of 2008, attributable to changes in the liability for the embedded derivatives associated with our equity-indexed annuity products. The change resulted from the incorporation of risk margins into the estimated fair value calculation for this liability.

     Definition of Fair Value

     As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and, therefore, represents an exit price, not an entry price. We hold fixed maturities, equity securities, derivatives, separate account assets and embedded derivatives, which are carried at fair value.

     The degree of judgment utilized in measuring the fair value of financial instruments is largely dependent on the level to which pricing is based on observable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. Financial instruments with readily available active quoted prices would be considered to have fair values based on the highest level of observable inputs, and little judgment would be utilized in measuring fair value. Financial instruments that rarely trade would be considered to have fair value based on a lower level of observable inputs, and more judgment would be utilized in measuring fair value.

     Valuation Hierarchy

     SFAS 157 establishes a three-level hierarchy for valuing assets or liabilities at fair value based on whether inputs are observable or unobservable.

     o Level 1 - includes assets and liabilities valued using inputs that are quoted prices in active markets for identical assets or liabilities. Our Level 1 assets include exchange traded securities and U.S. Treasury securities.

     o Level 2 - includes assets and liabilities valued using inputs that are quoted prices for similar assets in an active market, quoted prices for identical or similar assets in a market that is not active, observable inputs, or observable inputs that can be corroborated by market data. Level 2 assets and liabilities include those financial instruments that are valued by independent pricing services using models or other valuation methodologies. These models are primarily industry-standard models that consider various inputs such as interest rate, credit spread, reported trades, broker/dealer quotes, issuer spreads and other inputs that are observable or derived from observable information in the marketplace or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category primarily include: certain public and private corporate fixed maturity securities; certain government or agency securities; certain mortgage and asset-backed securities; and non-exchange-traded derivatives such as call options to hedge liabilities related to our equity-indexed annuity products.

     o Level 3 - includes assets and liabilities valued using unobservable inputs that are used in model-based valuations that contain management assumptions. Level 3 assets and liabilities include those financial instruments whose fair value is estimated based on non-binding broker prices or internally developed models or methodologies utilizing significant inputs not based on, or corroborated by, readily available market information. Financial instruments in this category include certain corporate securities (primarily private placements), certain mortgage and asset-backed securities, and other less liquid securities. Additionally, the Company's liabilities for embedded derivatives (including embedded derivates related to our equity-indexed annuity products and to a modified coinsurance arrangement) are classified in Level 3 since their values include significant unobservable inputs including actuarial assumptions.

     At each reporting date, we classify assets and liabilities into the three input levels based on the lowest level of input that is significant to the measurement of fair value for each asset and liability reported at fair value. This classification is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and overall market conditions. Our assessment of the significance of a particular input to the fair value measurement and the ultimate classification of each asset and liability requires judgment.

     The vast majority of our fixed maturity securities and separate account assets use Level 2 inputs for the determination of fair value. These fair values are obtained primarily from independent pricing services, which use Level 2 inputs for the determination of fair value. Substantially all of our Level 2 fixed maturity securities and separate account assets were valued from independent pricing services. Third party pricing services normally derive the security prices through recently reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information. If there are no recently reported trades, the third party pricing services may use matrix or model processes to develop a security price where future cash flow expectations are developed and discounted at an estimated risk-adjusted market rate. The number of prices obtained is dependent on the Company's analysis of such prices as further described below.

     For securities that are not priced by pricing services and may not be reliably priced using pricing models, we obtain broker quotes. These broker quotes are non-binding and represent an exit price, but assumptions used to establish the fair value may not be observable and therefore represent Level 3 inputs. Approximately 11 percent and 1 percent of our Level 3 fixed maturity securities were valued using broker quotes or independent pricing services, respectively. The remaining Level 3 fixed maturity investments do not have readily determinable market prices and/or observable inputs. For these securities, we use internally developed valuations. Key assumptions used to determine fair value for these securities may include risk-free rates, risk premiums, performance of underlying collateral and other factors involving significant assumptions which may not be reflective of an active market. For certain investments, we use a matrix or model process to develop a security price where future cash flow expectations are developed and discounted at an estimated market rate. The pricing matrix utilizes a spread level to determine the market price for a security. The credit spread generally incorporates the issuer's credit rating and other factors relating to the issuer's industry and the security's maturity. In some instances issuer-specific spread adjustments, which can be positive or negative, are made based upon internal analysis of security specifics such as liquidity, deal size, and time to maturity.

     As the Company is responsible for the determination of fair value, we perform monthly quantitative and qualitative analysis on the prices received from third parties to determine whether the prices are reasonable estimates of fair value. The Company's analysis includes: (i) a review of the methodology used by third party pricing services; (ii) a comparison of pricing services' valuation to other pricing services' valuations for the same security; (iii) a review of month to month price fluctuations; (iv) a review to ensure valuations are not unreasonably stale; and (v) back testing to compare actual purchase and sale transactions with valuations received from third parties. As a result of such procedures, the Company may conclude the prices received from third parties are not reflective of current market conditions. In those instances, we may request additional pricing quotes or apply internally developed valuations. However, the number of instances is insignificant and the aggregate change in value of such investments is not materially different from the original prices received.

     The categorization of the fair value measurements of our investments priced by independent pricing services was based upon the Company's judgment of the inputs or methodologies used by the independent pricing services to value different asset classes. Such inputs include: benchmark yields, reported trades, broker dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data. The Company categorizes such fair value measurements based upon asset classes and the underlying observable or unobservable inputs used to value such investments.

     The classification of fair value measurements for derivative instruments, including embedded derivatives requiring bifurcation, is determined based on the consideration of several inputs including closing exchange or over-the-counter market price quotations; time value and volatility factors underlying options; market interest rates; and non-performance risk. For certain embedded derivatives, we may use actuarial assumptions in the determination of fair value.

     The categorization of fair value measurements, by input level, for our fixed maturity securities, equity securities, trading securities, certain other invested assets, assets held in separate accounts and embedded derivative instruments included in liabilities for insurance products at June 30, 2008 is as follows (dollars in millions):

                                               Quoted prices
                                             in active markets Significant other   Significant
                                           for identical assets   observable      unobservable
                                              or liabilities        inputs           inputs
                                                 (Level 1)         (Level 2)        (Level 3)           Total
                                                 ---------         ---------        ---------           -----
Assets:
   Actively managed fixed maturities..........      $90.2          $18,104.2          $1,954.0         $20,148.4
   Equity securities..........................        -                  -                34.3              34.3
   Trading securities.........................       14.9              246.7               4.9             266.5
   Other invested assets......................        -                 45.2 (a)           5.2 (b)          50.4
   Assets held in separate accounts...........        -                 24.6               -                24.6

Liabilities:
   Liabilities for insurance products:
     Embedded derivative instruments........       $  -               $  -              $361.9 (c)        $361.9

-------------
     (a)  Includes corporate-owned life insurance and derivatives.
     (b)  Includes equity-like holdings in special-purpose entities.
     (c) Includes $358.9 million of embedded derivatives associated with our equity-indexed annuity products and $3.0 million of embedded derivatives associated with a modified coinsurance agreement.

     The following tables present additional information about assets and liabilities measured at fair value on a recurring basis and for which we have utilized significant unobservable (Level 3) inputs to determine fair value for the three and six months ended June 30, 2008 (dollars in millions):

                                                                                                     Embedded derivative
                                                    Actively                                Other    instruments included
                                                 managed fixed     Equity       Trading    invested   in liabilities for
                                                   maturities    securities   securities    assets    insurance products
                                                   ----------    ----------   ----------    ------    ------------------
Assets:
   Beginning balance as of
       March 31, 2008..........................     $2,106.1       $34.4         $ 9.4       $ 4.3           $(365.9)
     Purchases, sales, issuances and
       settlements, net........................        (35.9)        -            (3.9)       (1.4)              8.1
     Total realized and unrealized gains (losses):
       Included in net loss....................        (14.4)        -             (.1)         .9              (4.1)
       Included in other comprehensive
         income (loss).........................        (75.3)        (.1)          -           1.4               -
     Transfers in and/or (out) of Level 3 (a)..        (26.5)        -             (.5)        -                 -
                                                    --------       -----         -----       -----           -------

   Ending balance as of June 30, 2008..........     $1,954.0       $34.3         $ 4.9       $ 5.2           $(361.9)
                                                    ========       =====         =====       =====           =======

   Amount of total gains (losses) for the three
     months ended June 30, 2008
     included in our net loss relating to assets
     and liabilities still held as of the
     reporting date............................       $(12.9)      $ -           $ (.1)      $ -               $(4.1)
                                                      ======       =====         =====       =====             =====

                                                                                                    Embedded derivative
                                                   Actively                                 Other   instruments included
                                                 managed fixed    Equity       Trading    invested   in liabilities for
                                                  maturities    securities   securities    assets    insurance products
                                                  ----------    ----------   ----------    ------    ------------------
Assets:
   Beginning balance as of
       December 31, 2007.......................     $1,924.3       $34.5         $11.8       $ 4.3           $(354.6)
     Purchases, sales, issuances and
       settlements, net........................        153.3         -            (5.5)       (1.4)             22.1
     Total realized and unrealized gains (losses):
       Included in net loss....................        (28.1)        -             (.9)         .9             (29.4)
       Included in other comprehensive
         income (loss).........................        (69.0)        (.2)          -           1.4               -
     Transfers in and/or (out) of Level 3 (a)..        (26.5)        -             (.5)        -                 -
                                                    --------       -----         -----       -----           -------

   Ending balance as of June 30, 2008..........     $1,954.0       $34.3         $ 4.9       $ 5.2           $(361.9)
                                                    ========       =====         =====       =====           =======

   Amount of total gains (losses) for the six
     months ended June 30, 2008
     included in our net loss relating to assets
     and liabilities still held as of the
     reporting date............................       $(17.7)      $ -           $(.7)       $ -              $(29.4)
                                                      ======       =====         ====        =====             ======

-----------

(a) Net transfers out of Level 3 are reported as having occurred at the beginning of the period.

     Realized and unrealized investment gains and losses presented in the preceding table represent gains and losses during the time the applicable financial instruments were classified as Level 3.

     Realized and unrealized gains (losses) on Level 3 assets are primarily reported in either net investment income for policyholder and reinsurer accounts and other special purpose portfolios, net realized investment gains (losses) or insurance policy benefits within the consolidated statement of operations or other comprehensive income (loss) within shareholders' equity based on the appropriate accounting treatment for the instrument.

     Purchases, sales, issuances and settlements, net, represent the activity that occurred during the period that results in a change of the asset or liability but does not represent changes in fair value for the instruments held at the beginning of the period. Such activity primarily consists of purchases and sales of fixed maturity, equity and trading securities, purchases and settlements of derivative instruments, and changes to embedded derivative instruments related to insurance products resulting from the issuance of new contracts, or changes to existing contracts.

     We review the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in and out of Level 3 at the beginning fair value for the reporting period in which the changes occur. There were no such transfers in the six month period ending June 30, 2008.

     The amount presented for gains (losses) included in our net loss for assets and liabilities still held as of the reporting date primarily represents impairments for actively managed fixed maturities, changes in fair value of trading securities and certain derivatives and changes in fair value of embedded derivative instruments included in liabilities for insurance products that exist as of the reporting date.